UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INX Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46185W109
(CUSIP Number)

Eric Schondorf
c/o American Securities LLC
299 Park Avenue, 34th Floor
New York, New York 10171
(212) 476-8000

Copies to:

Michael E. Weisser, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8249
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46185W109		Page 2 of 21 Pages
1		NAME OF REPORTING PERSONS Presidio, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,761,0311 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,0311 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Beneficial ownership of 2,761,031 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentage set forth above is based on 9,714,792 shares of common stock outstanding as of August 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended June 30, 2011.

SCHEDULE 13D
CUSIP No. 46185W109		Page 3 of 21 Pages
1		NAME OF REPORTING PERSONS Presidio IS Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,761,0311 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,0311 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Beneficial ownership of 2,761,031 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentage set forth above is based on 9,714,792 shares of common stock outstanding as of August 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended June 30, 2011.

SCHEDULE 13D

CUSIP No. 46185W109		Page 4 of 21 Pages
1		NAME OF REPORTING PERSONS Presidio Holdings Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,761,0311 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,0311 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Beneficial ownership of 2,761,031 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentage set forth above is based on 9,714,792 shares of common stock outstanding as of August 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended June 30, 2011.

SCHEDULE 13D

CUSIP No. 46185W109		Page 5 of 21 Pages
1		NAME OF REPORTING PERSONS AS Presidio Holdings LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,761,0311 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,0311 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%2
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Beneficial ownership of 2,761,031 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentage set forth above is based on 9,714,792 shares of common stock outstanding as of August 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended June 30, 2011.

SCHEDULE 13D

CUSIP No. 46185W109		Page 6 of 21 Pages
1		NAME OF REPORTING PERSONS American Securities Partners V, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,761,0311 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,0311 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%2
14		TYPE OF REPORTING PERSON (See Instructions) PN

1 Beneficial ownership of 2,761,031 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentage set forth above is based on 9,714,792 shares of common stock outstanding as of August 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended June 30, 2011.

SCHEDULE 13D

CUSIP No. 46185W109		Page 7 of 21 Pages
1		NAME OF REPORTING PERSONS American Securities Partners V(B), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,761,0311 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,0311 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%2
14		TYPE OF REPORTING PERSON (See Instructions) PN

1 Beneficial ownership of 2,761,031 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentage set forth above is based on 9,714,792 shares of common stock outstanding as of August 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended June 30, 2011.

SCHEDULE 13D

CUSIP No. 46185W109		Page 8 of 21 Pages
1		NAME OF REPORTING PERSONS American Securities Partners V(C), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,761,0311 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,0311 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%2
14		TYPE OF REPORTING PERSON (See Instructions) PN

1 Beneficial ownership of 2,761,031 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentage set forth above is based on 9,714,792 shares of common stock outstanding as of August 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended June 30, 2011.

SCHEDULE 13D

CUSIP No. 46185W109		Page 9 of 21 Pages
1		NAME OF REPORTING PERSONS American Securities Associates V, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,761,0311 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,0311 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%2
14		TYPE OF REPORTING PERSON (See Instructions) PN

1 Beneficial ownership of 2,761,031 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentage set forth above is based on 9,714,792 shares of common stock outstanding as of August 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended June 30, 2011.

SCHEDULE 13D

CUSIP No. 46185W109		Page 10 of 21 Pages
1		NAME OF REPORTING PERSONS American Securities LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,761,0311 (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 4 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,0311 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%2
14		TYPE OF REPORTING PERSON (See Instructions) PN

1 Beneficial ownership of 2,761,031 shares of Company Common Stock (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements (as defined herein) described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Company Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 The percentage set forth above is based on 9,714,792 shares of common stock outstanding as of August 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended June 30, 2011.

Item 1.                 Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (“Company Common Stock”), of INX Inc., a Delaware corporation (the “Company” or the “Issuer”).  The Company’s principal executive offices are located at 1955 Lakeway Drive, Lewisville, Texas 75057.  The Company’s telephone number at such address is (469) 549-3800.

Item 2.                 Identity and Background

(a)           This Statement on Schedule 13D is filed jointly by (i) Presidio, Inc., a Georgia Corporation (“Presidio”); (ii) Presidio IS Corp., a Delaware corporation (“IS Corp.”); (iii) Presidio Holdings Inc., a Delaware corporation (“Holdings Inc.”); (iv) AS Presidio Holdings LLC, a Delaware limited liability corporation (“Holdings LLC” and, with IS Corp. and Holdings Inc., the “Presidio Holding Entities”); (v) American Securities Partners V, L.P., a Delaware limited partnership (“AS V”);  (vi) American Securities Partners V(B), L.P., a Delaware limited partnership (“AS V(B)”); (vii) American Securities Partners V(C), L.P., a Delaware limited partnership (“AS V(C)” and, with AS V and AS V(B), the “Sponsors”, the beneficial owners of Presidio); (viii) American Securities Associates V, LLC (“GP”), the general partner of each Sponsor; and (ix) American Securities LLC, which provides investment advisory services to each Sponsor and GP (the “Advisor”) (collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.5.

(b)           The principal office and business address of each of the Reporting Persons is c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, New York 10171.

(c)           The principal business of the Advisor is to provide investment advisory services.   The principal business of each Sponsor is to provide capital for, and make investments in equity and debt securities and other business opportunities.  The principal business of the GP is to act as the general partner, and be responsible for the business and affairs of, each of the Sponsors, as described above. The Presidio Holding Entities were formed for the purpose of entering into the acquisition of Presidio by the Sponsors.  Presidio is the sole stockholder of Indigo Merger Sub, Inc. (“Merger Sub”), which was formed for the purpose of consummating the Merger (as defined herein).

The name, business address, present principal occupation or employment and citizenship for each director, executive officer, manager or general partner, as applicable, are set forth in Appendix A-1 - A-4 hereto, for entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D, respectively, and incorporated herein by reference.

(d) and (e)  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A-1 - A-4 hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each person identified on Appendix A-1 - A-4 attached hereto is a citizen of the United States.

Item 3.                 Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Presidio, Merger Sub and the Company entered into an Agreement and Plan of Merger, dated as of November 1, 2011 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.  As an inducement for Presidio to enter into the Merger Agreement and in consideration thereof, (i) James H. Long (“Long”), (ii) Mark T. Hilz (“Hilz”) and (iii) William M. Sams (“Sams”, and together with Long and Hilz, the “Stockholders”), each entered into a Voting and Proxy Agreement, dated November 1, 2011, with Presidio (collectively, the “Voting Agreements”), which are attached hereto as Exhibits 99.2, 99.3 and 99.4, respectively, and incorporated herein by reference.  Other than its obligations to enter into and be bound by the Merger Agreement, the Reporting Persons did not pay any consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements.  For a description of the Merger Agreement and the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

References to, and descriptions of, the Merger Agreement and the Voting Agreements and the transactions contemplated thereby are only a summary, are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreements, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated herein by reference in this Item 3 in their entirety.

Item 4.                 Purpose of Transaction

(a) - (b)    As stated above, the Voting Agreements were entered into as an inducement for Presidio to enter into the Merger Agreement.  Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of Merger Sub with and into the Company.  At the effective time of the Merger (the “Effective Time”), each outstanding share of Company Common Stock (other than treasury shares and shares held by Merger Sub, Presidio or any direct or indirect wholly owned subsidiary of Presidio) shall be converted into the right to receive $8.75 in cash, without interest (the “Merger Consideration”).  At the Effective Time, each option to acquire Company Common Stock outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) (each, an “Option”) shall be cancelled and converted into the right to receive a cash amount equal to the net amount of the product of (i) the excess, if any, of the Merger Consideration over the exercise price per share of such Option, multiplied by (ii) the number of shares subject to such Option.  At the Effective Time, each share of restricted Company Common Stock outstanding immediately prior to the Effective Time (whether or not vested) (each, a “Company Restricted Stock”) shall become fully vested and each such share of Company Restricted Stock will be treated at the Effective Time the same as, and have the same rights, including the right to receive the Merger Consideration, and be subject to the same conditions as, each share of Company Common Stock not subject to any restrictions.

Pursuant to the Voting Agreements, at any meeting of the stockholders of the Issuer at which the Merger Agreement or the transactions contemplated by the Merger Agreement are submitted for the vote of the Issuer’s stockholders or in a circumstance where consent is sought with respect to the approval of Merger Agreement and related transactions, the Stockholders are required, with respect to their shares of Company Common Stock, to vote or provide such consent (i) in favor of the adoption or approval of the Merger Agreement, (ii) against any alternative acquisition proposal, and (iii) against any amendment to the Merger Agreement or agreement that could reasonably be expected to prevent, interfere or delay the transactions contemplated by the Merger Agreement.  Each Stockholder has also granted an irrevocable proxy to Presidio, and any Presidio designee, to vote (or cause to be voted) such Stockholder’s shares of Company Common Stock, or grant a consent in respect of such shares, in accordance with the immediately preceding sentence.  The Stockholders have entered into the Voting Agreements only in their capacities as stockholders of the Company and may vote such shares on all other matters submitted to the Company’s stockholders for their approval.

The Stockholders also agreed that, without the prior written consent of Presidio, they will not, directly or indirectly, sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell any of their shares of Company Common Stock, subject to certain exceptions (including, with respect to the Stockholders, the ability to transfer shares to affiliates that agree to be bound by the terms of the Voting Agreements).  Further, the Voting Agreements contain a “no-solicitation” restriction on the ability of the Stockholders to solicit alternative acquisition proposals, provide information and engage in discussions with third parties.  The Voting Agreements terminate and are of no further force or effect (other than certain provisions which survive) upon the earlier of (i) any material amendment to the Merger Agreement that decreases the Merger Consideration or otherwise alters the Merger Agreement in any material respect unless such amendment has been consented to by the Stockholder in writing prior to such amendment and (ii) the termination of the Merger Agreement in accordance with its terms or upon the consummation of the Merger.

(c)           Not applicable.

(d)           Pursuant to the Merger Agreement, at the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the initial directors and officers of the Company (the surviving corporation in the Merger), until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Company and applicable law.

(e)           Not applicable.

(f)           Not applicable.

(g)           Pursuant to the Merger Agreement, at the Effective Time, the certificate of incorporation of the Company (the surviving corporation in the Merger) shall be amended and restated to read in its entirety as set forth in Exhibit 1.4(a) to the Merger

Agreement and, as so amended and restated, shall be the certificate of incorporation of the surviving corporation until thereafter amended as provided therein or by applicable law.  Pursuant to the Merger Agreement, at the Effective Time, the bylaws of the Company (the surviving corporation in the Merger) shall be amended and restated to read in its entirety as set forth in Exhibit 1.4(b) to the Merger Agreement and, as so amended and restated, shall be the bylaws of the surviving corporation until thereafter amended as provided therein or by applicable law.

(h) – (i) The Company Common Stock is traded on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “INXI.”  If the Merger is consummated, the Company Common Stock will cease to be quoted on the NASDAQ and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”).  Presidio intends to cause the surviving corporation to terminate the registration of the shares of Company Common Stock under the Act as soon as the requirements for termination of registration are met.

(j)           Not applicable.

References to, and descriptions of, the Merger Agreement and the Voting Agreements and the transactions contemplated thereby are only a summary, are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreements, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated herein by reference in this Item 4 in their entirety.

Item 5.                 Interest in Securities of the Issuer

(a)           As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owner of 2,761,031 shares of Company Common Stock.  This number of shares represents approximately 28.4% of the issued and outstanding Company Common Stock based on the number of shares represented by the Company, as set forth in the Company’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended June 30, 2011.  The Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.  To the knowledge of each of the Reporting Persons, no shares of Company Common Stock are beneficially owned by any of the persons identified in Appendix A-1 – A-4 to this Statement.

(b)           The Reporting Persons may be deemed to have shared voting power with respect to 2,761,031 shares of Company Common Stock held by the Stockholders due to the Voting Agreements and their ability to direct the voting of such shares with respect to the matters specified in the Voting Agreements and further described in Item 4.  The Reporting Persons, however, do not control the voting of such shares with respect to other matters, and do not possess any other rights as a Company stockholder with respect to such shares.

(c)           To the knowledge of each of the Reporting Persons, no transactions in shares of Company Common Stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d)           To the knowledge of each of the Reporting Persons, no person other than the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e)           Not applicable.

As stated above, references to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, respectively, copies of which are filed as Exhibits to this Statement and which are incorporated by reference in this Item 5 in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.  Except as otherwise described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company.

   Page 13of 21

Item 7.	Material to Be Filed as Exhibits
99.1
Agreement and Plan of Merger, dated as of November 1, 2011, by and among INX Inc., Indigo Merger Sub, Inc. and Presidio, Inc., incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on November 1, 2011.

	99.2	Voting and Proxy Agreement, dated as of November 1, 2011, by and among James H. Long and Presidio, Inc., filed herewith.
	99.3	Voting and Proxy Agreement, dated as of November 1, 2011, by and among Mark T. Hilz and Presidio, Inc., filed herewith.
	99.4	Voting and Proxy Agreement, dated as of November 1, 2011, by and among William M. Sams and Presidio, Inc., filed herewith.
99.5
Joint Filing Agreement, dated as of November 14, 2011, by and among Presidio, Inc., Presidio IS Corp., Presidio Holdings Inc., AS Presidio Holdings LLC, American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P., American Securities Associates V, LLC, and American Securities LLC, filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011

PRESIDIO, INC.

By:	/s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: Vice President

PRESIDIO IS CORP.

By:	/s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: Vice President

PRESIDIO HOLDINGS INC.

By:	/s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: Vice President

AS PRESIDIO HOLDINGS LLC By: ASP Manager Corp., its manager

By:	/s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: Vice President

AMERICAN SECURITIES PARTNERS V, L.P. By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member

[Signature Page to 13D Filing]

AMERICAN SECURITIES PARTNERS V(B), L.P. By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member

AMERICAN SECURITIES PARTNERS V(C), L.P. By: American Securities Associates V, LLC, its general partner

By:	/s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member

AMERICAN SECURITIES ASSOCIATES V, LLC

By:	/s/ Michael G. Fisch
Name: Michael G. Fisch
Title: Managing Member

AMERICAN SECURITIES LLC

By:	/s/ Eric L. Schondorf
Name: Eric L. Schondorf
Title: General Counsel

[Signature Page to 13D Filing]

APPENDIX A-1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

PRESIDIO, INC.

The following table sets forth the name, business address, and present principal occupation or employment of each present director and executive officer of Presidio, Inc., and the principal business and address of any corporation or other organization in which such employment is conducted.

Directors

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Kevin Penn	American Securities 299 Park Avenue 34th Floor New York, NY 10171	Managing Director, American Securities LLC	United States
Aaron Tolson	American Securities 299 Park Avenue 34th Floor New York, NY 10171	Vice President, American Securities LLC	United States
Paul Rossetti	American Securities 299 Park Avenue 34th Floor New York, NY 10171	Managing Director, American Securities LLC	United States
Paul Fletcher	Presidio Networked Solutions, Inc. 7601 Ora Glen Dr., Suite 100 Greenbelt, MD 20770	Chief Financial Officer and Executive Vice President, Presidio, Inc.	United States

Executive Officers

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Paul Fletcher	See "Directors" above.	See "Directors" above.	United States
Eric Schondorf	American Securities 299 Park Avenue 34th Floor New York, NY 10171	General Counsel, American Securities LLC and Vice President and Secretary, Presidio, Inc.	United States
Kevin Mulloy	Presidio Networked Solutions, Inc. 7601 Ora Glen Dr., Suite 100 Greenbelt, MD 20770	Executive Vice President - Operational Strategy, Presidio, Inc.	United States
Jay T. Staples	Presidio Networked Solutions, Inc. 7601 Ora Glen Dr., Suite 100 Greenbelt, MD 20770	General Counsel and Assistant Secretary, Presidio, Inc.	United States
David Hart	Presidio Networked Solutions, Inc. 7601 Ora Glen Dr., Suite 100 Greenbelt, MD 20770	Chief Technology Officer, Presidio, Inc.	United States
Michael Malesardi	Presidio Networked Solutions, Inc. 7601 Ora Glen Dr., Suite 100 Greenbelt, MD 20770	Controller and Assistant Treasurer, Presidio, Inc.	United States

John DeSarbo	Presidio Networked Solutions, Inc. 7601 Ora Glen Dr., Suite 100 Greenbelt, MD 20770	Senior Vice President, Presidio, Inc.	United States

APPENDIX A-2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

PRESIDIO HOLDINGS INC.
PRESIDIO IS CORP.

The following table sets forth the name, business address, and present principal occupation or employment of each present director and executive officer of Presidio, Inc., and the principal business and address of any corporation or other organization in which such employment is conducted.

Directors

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Kevin Penn	American Securities 299 Park Avenue 34th Floor New York, NY 10171	Managing Director, American Securities LLC	United States
Aaron Tolson	American Securities 299 Park Avenue 34th Floor New York, NY 10171	Vice President, American Securities LLC	United States
Paul Rossetti	American Securities 299 Park Avenue 34th Floor New York, NY 10171	Managing Director, American Securities LLC	United States

Executive Officers

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Paul Fletcher	Presidio Networked Solutions, Inc. 7601 Ora Glen Dr., Suite 100 Greenbelt, MD 20770	Chief Financial Officer and Executive Vice President, Presidio, Inc.	United States
Eric Schondorf	American Securities 299 Park Avenue 34th Floor New York, NY 10171	General Counsel, American Securities LLC Vice President and Secretary, Presidio, Inc.	United States
Jay T. Staples	Presidio Networked Solutions, Inc. 7601 Ora Glen Dr., Suite 100 Greenbelt, MD 20770	General Counsel and Assistant Secretary, Presidio, Inc.	United States
Michael Malesardi	Presidio Networked Solutions, Inc. 7601 Ora Glen Dr., Suite 100 Greenbelt, MD 20770	Controller and Assistant Treasurer, Presidio, Inc.	United States

APPENDIX A-3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

AS PRESIDIO HOLDINGS LLC

AS Presidio Holdings LLC is a Delaware limited liability company and each of American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P., each of which is a Delaware limited partnership, are members of AS Presidio Holding LLC.  ASP Manager Corp., a Delaware Corporation, is the manager of AS Presidio Holdings LLC.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the officers of AS Presidio Holdings LLC are set forth below:

Officers

Name	Employer & Business Address	Current Occupation/Position	Citizenship
Kevin Penn	American Securities 299 Park Avenue, 34th Floor New York, NY 10171	Managing Director, American Securities LLC	United States
Aaron Tolson	American Securities 299 Park Avenue, 34th Floor New York, NY 10171	Vice President, American Securities LLC	United States
Eric Schondorf	American Securities 299 Park Avenue, 34th Floor New York, NY 10171	General Counsel, American Securities LLC and Vice President and Secretary, Presidio, Inc.	United States

APPENDIX A-4

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF

AMERICAN SECURITIES PARTNERS V, L.P.
AMERICAN SECURITIES PARTNERS V(B), L.P.
AMERICAN SECURITIES PARTNERS V(C), L.P.
AMERICAN SECURITIES ASSOCIATES V, LLC
AMERICAN SECURITIES LLC

American Securities Associates V, LLC is a Delaware limited liability company and the general partner of each of American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P., each of which is a Delaware limited partnership.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the managing members of American Securities Associates V, LLC are set forth below:

Managing Members

Name	Business Address	Current Occupation/Position
Charles D. Klein Managing Member	c/o American Securities LLC 299 Park Avenue, 34th Floor New York, New York 10171	Managing Director, American Securities LLC
Michael G. Fisch Managing Member	c/o American Securities LLC 299 Park Avenue, 34th Floor New York, New York 10171	President, American Securities LLC
David L. Horing Managing Member	c/o American Securities LLC 299 Park Avenue, 34th Floor New York, New York 10171	Managing Director, American Securities LLC

American Securities LLC is a Delaware limited liability company. Michael G. Fisch serves as president. The business address and phone number of American Securities LLC is 299 Park Avenue, 34th Floor, New York, New York 10171 USA, (212) 476-8000.